Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Baptist Medical Center Jacksonville (FL) Acquires a Second Renaissance
System from Mazor Robotics

CAESAREA, Israel – December 17, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today that Baptist Medical Center Jacksonville (FL) has purchased its second Renaissance system. Baptist Jacksonville, which was recently ranked the number one hospital in the region by US News & World Report, purchased its first Renaissance system in March of this year.

“We are pleased that Baptist Medical Center Jacksonville purchased a second Renaissance system” commented Ori Hadomi, President and Chief Executive Officer. “Baptist Jacksonville’s decision reflects the clinical and economic benefits it has already experienced and makes it the second hospital in the U.S. to have two systems. With the growth of our installed base over the past two years, our belief is that hospitals with similar positive experiences will also seek to add additional systems due to increased demand.”

“Baptist Jacksonville provides the highest level of medical and surgical care, and we believe in pairing the latest technologies with highly personalized care for the patient and family,” commented Michael Mayo FACHE, President of Baptist Medical Center Jacksonville. “Our implementation of the Renaissance system reflected that philosophy and thanks to the teamwork of our physicians and staff, the results have exceeded our expectations. We look forward to adding our second system as soon as possible.”

About Baptist
Baptist Jacksonville is a flagship hospital of Baptist Health of Northeast Florida, which includes five hospitals as well as outpatient centers, home health, rehabilitation, primary and specialty physician offices. It has been serving families throughout the region with high-quality, comprehensive care for every stage of life since its founding in 1955. For more information, visit www.baptistjax.com

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants worldwide.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the clinical and economic benefits of Renaissance, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC)., including those discussed under the heading "Risk Factors" in Mazor’s registration statement on Form F-1 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings and the amendments thereto. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
(212) 850-6020; (646) 201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021